Denis Frawley
416.594.0791, ext. 113
dfrawley@olflaw.com

October 8, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC

20549-7010

Attention: Douglas Brown, Division of Corporation Finance

Telephone Number:     (202) 551-3365

Telecopier Number:     (703) 813-6982

Dear Mr. Brown:

Re:	Bio-Carbon Systems International Inc., formerly known as ABC Acquisition Corp. 1501

This letter refers to the comment letter dated September 15, 2010 from the Securities and Exchange Commission regarding the following filings by ABC Acquisition Corp. 1501 (now known as Bio-Carbon Systems International Inc. (the “Company”)): a Form 10 filed October 28, 2009; a Form 10-K filed April 6, 2010; a Form 8-K filed June 7, 2010; and a Form 10-Q filed August 16, 2010.

Further to our telephone conversation today, we are informing you that we are still in the process of collecting additional information and preparing answers to your comments.  We expect to provide you with a response, as well as file amended filings, by October 15, 2010.

Yours truly,

Ormston List Frawley LLP

/s/ Denis Frawley

Denis Frawley

cc:  Luc Duchesne

DF:em